      CUSIP NO. 26817R108                                                                      Page 1 of 15

                                                UNITED STATES

                                      SECURITIES AND EXCHANGE COMMISSION

                                            Washington, D.C. 20549

                                                 SCHEDULE 13D

                                  Under the Securities Exchange Act of 1934

                                              (Amendment No. 9)*

                                                 DYNEGY INC.

                                               (Name of Issuer)

                                    Common Stock, par value $.01 per share

                                        (Title of Class of Securities)

                                                  26817R108

                                                (CUSIP Number)

                                                  Maria Gray

                                         Vice President and Secretary

                                           Franklin Resources, Inc.

                                             One Franklin Parkway

                                           San Mateo, CA 94403‑1906

                                                 800‑632‑2350

                         (Name, Address and Telephone Number of Person Authorized to

                                     Receive Notices and Communications)

                                                June 13, 2014

                           (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1(e), 240.13d‑1(f) or

      240.13d‑1(g), check the following box.[  ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule,

      including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

      CUSIP NO. 26817R108                                                                        Page 2 of 15

      1.     NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,660,910 *

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.3%

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

* Includes 1,533,887 shares of Common Stock issuable on the exercise of the Warrants as described and defined in Item 3.

      CUSIP NO. 26817R108                                                                       Page 3 of 15

      1.     NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,660,910 *

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.3%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

* Includes 1,533,887 shares of Common Stock issuable on the exercise of the Warrants as described and defined in Item 3.

      CUSIP NO. 26817R108                                                                         Page 4 of 15

      1.     NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,660,910 *

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.3%

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

* Includes 1,533,887 shares of Common Stock issuable on the exercise of the Warrants as described and defined in Item 3.

      CUSIP NO. 26817R108                                                                        Page 5 of 15

      1.     NAMES OF REPORTING PERSONS.

             Franklin Advisers, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             21,469,315

      8.     SHARED VOTING POWER

              0

      9.     SOLE DISPOSITIVE POWER

             21,660,910

      10.    SHARED DISPOSITIVE POWER

              0

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,660,910 *

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             21.3%

      14.    TYPE OF REPORTING PERSON

             IA,CO (See Item 5)

* Includes 1,533,887 shares of Common Stock issuable on the exercise of the Warrants as described and defined in Item 3.

      CUSIP NO.26817R108                                                                      Page 6 of 15

This Amendment No. 9 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on October 11, 2012 (the

“Original Schedule 13D”, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment

No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8 to the Original

Schedule 13D, collectively, the “Schedule 13D”)and the information herein is provided and is correct as of June 13, 2014.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 1. Security and Issuer

This statement relates to the new common stock, par value $.01 per share (the "Common Stock" ),

issued in the restructuring of Dynegy Inc., a Delaware  corporation (the "Issuer"), under the

Modified Third Amended Chapter 11 Plan of Reorganization for Dynegy Holdings, LLC Proposed by Dynegy

Holdings, LLC and the Issuer (the “Plan”).  The Plan was described in the Issuer’s Current Report on

Form 8-K filed on July 13, 2012.  The Issuer’s principal executive offices are located at 601 Travis

Street, Suite 1400, Houston, TX 77002.

      Item 2. Identity and Background

(a)-(c), (f)  The persons filing this Statement and the citizenship of such filers are listed on the cover pages hereto.  The directors and principal executive officers of Franklin Resources, Inc.

(“FRI”) and its indirectly wholly-owned subsidiary, Franklin Advisers, Inc. (“FAV”), their present principal occupations, citizenship and business addresses, and the business addresses of the filers are listed on Exhibit A.

(d)  During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the filers, and to the best knowledge of the filers, none of the persons listed on Exhibit A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Common Stock was issued in connection with the Issuer’s emergence from Chapter 11 bankruptcy under the Plan.  Unsecured notes and lease guaranty claims beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are clients (collectively, “Clients”)

of FAV were exchanged for the Common Stock pursuant to the Plan.  Such liabilities were cancelled and annulled under the Plan.

In addition, FAV received on behalf of certain of the Clients warrants to purchase Common Stock

(the “Warrants”), pursuant to that certain Warrant Agreement dated October 1, 2012, a copy of which is incorporated by reference herein as Exhibit D.  The Warrants were received on account of the Issuer’s class of common stock, par value $.01 per share (the “Old Common Stock”) held by FAV on behalf of these Clients, which was extinguished, cancelled and discharged on the effective date of the Plan.

The Warrants became exercisable on the effective date of the Warrant Agreement and entitle the holders thereof to purchase, at any time after such date and before the fifth anniversary of such date, the amount of Common Stock provided in the Warrant Agreement on the terms provided therein.  Nevertheless,

a holder may not exercise any Warrant if it would cause such holder’s beneficial ownership of Common

Stock and any other equity securities of the Issuer on parity (with respect to dividends) with such

Common Stock (when aggregated with that of any of the holder’s affiliates) to require the prior permission (including the expiration of applicable waiting periods) of any governmental or regulatory authority applicable to the Issuer, unless such holder and the Issuer have made all filings and registrations with, and obtained such permission (including the expiration of any such waiting periods)

from, any such governmental and regulatory authorities, as are necessary or advisable.  The amount of

Common Stock issuable on the exercise of the Warrants is included in the number of shares reported on line 11 of each cover page of this Schedule 13D and in Item 5, assuming such amount is not limited as described in the preceding sentence.

      Item 4.  Purpose of Transaction

FAV acquired the Old Common Stock and the Common Stock for the Clients for investment.  The Common Stock is a new class of securities and is not an additional beneficial ownership interest in the Old Common

Stock, as evidenced by, among other things, the fact that the Common Stock has a different CUSIP number from the Old Common Stock.  The Common Stock and the Old Common Stock were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the intent to have the effect of changing or influencing the control of the Issuer, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or with the intent of having that effect.  None of FAV and any of the other reporting persons covered by this

Schedule 13D currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of the

Clients.

Pursuant to the Plan, the Issuer’s board of directors had seven members who were selected by a committee of representatives from certain creditor groups, including FAV and the Clients (the “Franklin Entities”).

Richard L. Kuersteiner, one of the directors that the committee selected, was proposed by the Franklin

Entities.  More information about the selection of the directors is attached as an exhibit to the

Issuer’s report on Form 8-K filed August 15, 2012, and is incorporated herein by reference as Exhibit E.

Mr. Kuersteiner was an employee of FRI until his retirement on April 30, 2012, and served in various capacities at FRI from 1990 until then, including Director of Restructuring, Managing Corporate Counsel,

Associate General Counsel, and served as an officer of various Franklin Templeton funds.

CUSIP NO. 26817R108                                                                              Page 7 of 15

Mr. Kuersteiner is no longer affiliated with FRI or the Franklin Entities and is not a representative of FRI or the Franklin Entities on the Issuer’s board of directors.

The Issuer and FAV entered into a Registration Rights Agreement pursuant to which the Issuer agreed to cause shares of the Common Stock (including shares of Common Stock issuable on the exercise of the Warrants) to be registered under Section 5 of the Securities Act of 1933, as amended, in accordance with the terms and conditions of that Agreement.  The Registration Rights Agreement became effective on October 1, 2012, and is incorporated by reference herein as Exhibit F.

FAV, on behalf of the Clients, may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately‑negotiated purchases or otherwise, and may also, depending upon then‑current circumstances, dispose of all or part of the Common Stock or the Warrants in one or more transactions.  Additionally, FAV may on behalf of the Clients, exercise any and all rights as a stockholder of the Issuer in a manner consistent with such equity interests and reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to

Item 4 of Schedule 13D, to the extent deemed advisable by FAV.

      Item 5.   Interest in Securities of the Issuer

(a-b) The 21,660,910 shares of Common Stock covered by this Schedule 13D (including 1,533,887 shares issuable on the exercise of the Warrants), representing 21.3% of the outstanding shares of Common Stock, may be deemed to be beneficially owned by FAV for purposes of Rule 13d-3 under the Act in its capacity as the investment adviser to the Clients pursuant to investment management contracts that grant investment and/or voting power to FAV.  When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.  Accordingly, FAV reports on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement.  As a result, for purposes of Rule 13d-3 under the Act, FAV may be deemed to be the beneficial owner of the securities reported in this Schedule 13D.

Beneficial ownership by FAV and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34‑39538 (January 12, 1998) relating to organizations, such as FRI,

where related entities exercise voting and investment powers over the securities being reported independently from each other.  The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly‑owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding Common Stock of FRI and are the principal stockholders of FRI.  FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI’s subsidiaries provide investment management services.  The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders.  FRI, the

Principal Shareholders and FAV disclaim any pecuniary interest in any of the Common Stock.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders, FRI and FAV should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d‑3, of any of the

Common Stock.

FRI, the Principal Shareholders, and FAV believe that they are not a “group” within the meaning of Rule 13d‑5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Common

Stock held by any of them or by any persons or entities for whom or for which FAV provides investment management services.

      CUSIP NO. 26817R108                                                                        Page 8 of 15

The number of shares of Common Stock as to which each reporting person on this Schedule 13D and other

Investment Management Subsidiaries has:

(i)	Sole power to vote or to direct the vote of the Common Stock:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	21,469,315

(ii)	Shared power to vote or to direct the vote of the Common Stock:	0

(iii)	Sole power to dispose or to direct the disposition of the Common Stock:

	Franklin Resources, Inc.:	0

	Charles B. Johnson:	0

	Rupert H. Johnson, Jr.:	0

	Franklin Advisers, Inc.:	21,660,910

(iv)	Shared power to dispose or to direct the disposition of the Common Stock:	0

      (c)    Other than the transactions described in Exhibit G, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the

             Common Stock during the past sixty days.

      (d)    No person other than the Clients is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, except Franklin Income

             Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment

             Company Act of 1940, has an interest in 18,343,273 shares of Common Stock (including 1,143,273 shares issuable on the exercise of the Warrants), or 18.0% of the class.

      (e)    Not applicable

      Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the

               Issuer

Other than as disclosed above, no person named in Item 2, nor to the best of any such person’s knowledge, no person listed in Exhibit A, has any contract, arrangement, understanding or relationship

(legal or otherwise) with any person with respect to any of the Issuer’s securities, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding proxies.

      CUSIP NO. 26817R108                                                                          Page 9 of 15

      Item 7.  Material to Be Filed as Exhibits

      Exhibit A: Principal Executive Officers and Directors of FRI and FAV

      Exhibit B: Joint Filing Agreement, dated as of June 10, 2013

      Exhibit C: Limited Powers of Attorney

      Exhibit D: Form of Warrant Agreement, incorporated herein by reference to Exhibit 10.2 of the Issuer’s

                 Current Report on Form 8-K filed October 4, 2012

      Exhibit E: Information Regarding Selection of New Board of Directors of Reorganized Dynegy, incorporated herein by reference to Exhibit 99.8 of the Issuer’s Current Report on Form 8-K filed August 15, 2012

      Exhibit F: Form of Registration Rights Agreement incorporated herein by reference to Exhibit 4.1 of the

                 Issuer’s Current Report on Form 8-K filed October 4, 2012

      Exhibit G: Transactions in the past 60 Days.

                                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  June 19, 2014

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:   /s/MARIA GRAY

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Maria Gray

Vice President and Secretary of Franklin Resources, Inc.

Attorney‑in‑Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

Secretary of Franklin Advisers, Inc.

Franklin Custodian Funds on behalf of

Franklin Income Fund

By:   /s/LORI A. WEBER

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Lori A. Weber

Vice President and Assistant Secretary of Franklin Custodian Funds

      CUSIP NO. 26817R108                                                                         Page 10 of 15

                                                EXHIBIT A.

       PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

    Except where otherwise noted, each of the individuals named below is a citizen of the

    United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Chairman of the Board, Chief Executive Officer, President and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	Executive Vice President and Chief Operating Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Executive Vice President and Chief Financial Officer, FRI Chief Financial Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI Chief Legal Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Alternative Strategies, FRI Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani	Executive Vice President – Global Advisory Services, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Investment Management, FRI Vice President and Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Samuel H. Armacost	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Peter K. Barker	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles E. Johnson	Director, FRI, Founder and Managing Member, Tano Capital LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark C. Pigott	Director, FRI; Executive Chairman, PACCAR Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.  26817R108                                                                      Page 11 of 15

Name	Principal Occupation	Residence or Business Address
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Laura Stein	Director, FRI; Senior Vice President – General Counsel, The Clorox Company	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward B. Jamieson	President and Chief Investment Officer and a Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Madison S. Gulley	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Christopher J. Molumphy	Executive Vice President and Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Edward D. Perks	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Hasenstab	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Executive Vice President, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Breda M. Beckerle	Chief Compliance Officer, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

     FRI:    Franklin Resources, Inc.

             One Franklin Parkway

             San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration, distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

     FRI is the direct parent entity to FAV (see further description below).

     FAV:    Franklin Advisers, Inc.

             One Franklin Parkway

 San Mateo, CA  94403‑1906

     An investment adviser registered with the SEC and investment manager or sub‑adviser to a number of U.S.

     registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S.

     investment funds and private client accounts.

      CUSIP NO. 26817R108                                                                       Page 12 of 15

                                                     EXHIBIT B

                                            JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

      IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of June 19, 2014.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:   /s/MARIA GRAY

      -----------------------------

Maria Gray

Vice President and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Limited Power of Attorney attached to this Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Limited Power of Attorney attached to this Schedule 13D

Secretary of Franklin Advisers, Inc.

Franklin Custodian Funds on behalf of

Franklin Income Fund

By:   /s/LORI A. WEBER

      -----------------------------

Lori A. Weber

Vice President and Assistant Secretary of Franklin Custodian Funds

CUSIP NO.  26817R108                                                                       Page 13 of 15

                                                  EXHIBIT C

                                          LIMITED POWER OF ATTORNEY

                                                     FOR

                                      SECTION 13 REPORTING OBLIGATIONS

               Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      (1)      prepare, execute, acknowledge, deliver and file Schedules 13D and 13G

      (including any amendments thereto or any related documentation) with the United

      States Securities and Exchange Commission, any national securities exchanges and

      Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of

      1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      (2)      perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

               The undersigned acknowledges that:

      (1)    this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      (2)    any documents prepared and/or executed by either such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      (3)    neither the Reporting Entity nor either of such attorneys-in-fact assumes (i)

      any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

      (4)    this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange

      Act, including without limitation the reporting requirements under Section 13 of the

      Exchange Act.

         The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present,

      hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of

      Attorney.

         This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be

      executed as of this      30th      day of          April        , 2007

                                                                        /s/Charles B. Johnson

                                                                        Signature

                                                                        Charles B. Johnson

                                                                        Print Name

   CUSIP NO.  26817R108                                                                    Page 14 of 15

                                          LIMITED POWER OF ATTORNEY

                                                     FOR

                                      SECTION 13 REPORTING OBLIGATIONS

               Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      (1)      prepare, execute, acknowledge, deliver and file Schedules 13D and 13G

      (including any amendments thereto or any related documentation) with the United

      States Securities and Exchange Commission, any national securities exchanges and

      Franklin Resources, Inc., a Delaware corporation (the “Reporting Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of

      1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      (2)      perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

               The undersigned acknowledges that:

      (1)    this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      (2)    any documents prepared and/or executed by either such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      (3)    neither the Reporting Entity nor either of such attorneys-in-fact assumes (i)

      any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

      (4)    this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange

      Act, including without limitation the reporting requirements under Section 13 of the

      Exchange Act.

         The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present,

      hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of

      Attorney.

         This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be

      executed as of this         25th         day of      April         , 2007

                                                                     /s/ Rupert H. Johnson, Jr.

                                                                     Signature

                                                                     Rupert H. Johnson, Jr.

                                                                     Print Name

CUSIP NO.  26817R108                                                                      Page 15 of 15

                                                 EXHIBIT G

                                      TRANSACTIONS IN THE PAST 60 DAYS

Each of the transactions described below was a sale of Common Stock in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
4/14/2014	83,200	25.2624
4/14/2014	241,800	25.6390
4/22/2014	100,000	26.2784
4/23/2014	150,000	26.2500
4/23/2014	5,600	26.2827
4/23/2014	494,400	27.6500
4/28/2014	190,000	28.0002
5/7/2014	435,000	30.8992
5/8/2014	111,300	31.6919
5/8/2014	50,000	31.8433
5/9/2014	125,000	31.7948
5/9/2014	50,000	31.8223
5/12/2014	128,700	32.2962
5/12/2014	100,000	32.3575
5/27/2014	125,000	32.3479
5/28/2014	225,000	32.3746
5/29/2014	150,000	32.5596
5/30/2014	10,000	33.5213
5/30/2014	250,000	33.3800
6/2/2014	139,500	33.6006
6/2/2014	150,500	33.8002
6/3/2014	160,700	33.8546
6/3/2014	114,300	33.8536
6/4/2014	24,300	33.9985
6/4/2014	150,700	34.0642
6/12/2014	275,000	35.8042
6/13/2014	1,025,000	35.8007